UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  3)*

GRAMERCY PROPERTY TRUST INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

38489R100
 (CUSIP Number)

Kwon Uk Choi
Renaissance Villa 45
Ogeum-Tong, Song-Pa Gu
Seoul, Republic of Korea
+82 2 2156 2800
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 38489R100	Page 2 of 9 Pages

1.	Names of Reporting Persons. Kwon Uk Choi
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	2,855,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	2,855,000
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,855,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.8% (1)
14.	Type of Reporting Person IN

(1) Based on 59,376,249 shares of the Issuer’s Common Stock outstanding as of May 10, 2013, as described in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on May 10, 2013.

SCHEDULE 13D

CUSIP No: 38489R100	Page 3 of 9 Pages

1.	Names of Reporting Persons. Jisook Jung
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	100,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	100,000
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) Less than 1% (1)
14.	Type of Reporting Person IN

(1) Based on 59,376,249 shares of the Issuer’s Common Stock outstanding as of May 10, 2013, as described in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on May 10, 2013.

SCHEDULE 13D

CUSIP No: 38489R100	Page 4 of 9 Pages

1.	Names of Reporting Persons. Anda Investment Partners
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person CO

(1) Based on 59,376,249 shares of the Issuer’s Common Stock outstanding as of May 10, 2013, as described in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on May 10, 2013.

SCHEDULE 13D

Page 5 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed to correct and restate the information set forth in Amendment No. 2 to Schedule 13D, filed by the Reporting Persons on May 10, 2013 (“Amendment No. 2”).  Specifically, in Amendment No. 2, the Reporting Persons inadvertently underreported the number of shares of Common Stock beneficially owned by Choi, and incorrectly stated that Choi over-reported the number of shares of Common Stock he beneficially owned in Amendment No. 1 to Schedule 13D, filed by the Reporting Persons on April 5, 2013 (“Amendment No. 1”).  This Amendment No. 3 corrects the number of shares reported as beneficially owned by Choi in Amendment No. 2, and serves to confirm that the number of shares reported in Amendment No. 1 as beneficially owned by Choi was accurate.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the initial Schedule 13D, filed by the Reporting Persons on November 23, 2011 (the “Initial Schedule 13D”), as amended by Amendment No. 1 and Amendment No. 2 (collectively, and together with the Initial Schedule 13D, the “Schedule 13D”).  The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

Item 5 of Amendment No. 2 is hereby restated in its entirety as follows:

(a)            Collectively, the Reporting Persons beneficially own 2,955,000 shares of Common Stock of the Issuer, representing 4.98% of the outstanding shares of Common Stock as follows:

(i) Choi directly and beneficially owns 2,855,000 shares, representing 4.8% of the outstanding shares of Common Stock.

(ii) Spouse directly and beneficially owns 100,000 shares, representing less than 1% of the outstanding shares of Common Stock.

(iii) Anda Investment Partners directly and beneficially owns 0 shares, representing 0.0% of the outstanding shares of Common Stock.

(iv) The Reporting Persons, to the extent that they are deemed to be a “group,” may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the other Reporting Persons.

Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock not directly owned by such Reporting Person.

The percentages set forth in this response are based on 59,376,249 shares of the Issuer’s Common Stock outstanding as of May 10, 2013, as described in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on May 10, 2013.

(b)    Choi has sole voting and dispositive power over 2,855,000 shares of Common Stock; Spouse has sole voting and dispositive power over 100,000 shares of Common Stock; and Anda Investment Partners has sole voting and dispositive power over 0 shares of Common Stock.

SCHEDULE 13D

Page 6 of 9 Pages

(c)    The trading dates, number of shares of Common Stock acquired and disposed of, and price per share information for all transactions in the shares by the Reporting Persons since the filing of Schedule 13D on Amendment No. 1 are set forth in Exhibit 5.  These transactions were effected in the open market through a broker.

(d)    No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)    On May 14, 2013, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 of Amendment No. 2 is hereby restated in its entirety as follows:

4.	Agreement regarding filing of joint Schedule 13D.

5.	Schedule of Transactions

SCHEDULE 13D

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 15, 2013

/s/ Kwon Uk Choi
Kwon Uk Choi

/s/ Jisook Jung
Jisook Jung

Anda Investment Partners

By:	/s/ Dong-O Min
Name: Dong-O Min
Title: Chief Executive Officer

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 8 of 9 Pages

EXHIBIT 4

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated May 15, 2013 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.001 per share of Gramercy Property Trust Inc., a Maryland corporation, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 15th day of May, 2013.

/s/ Kwon Uk Choi
Kwon Uk Choi

/s/ Jisook Jung
Jisook Jung

Anda Investment Partners

By:	/s/ Dong-O Min
Name: Dong-O Min
Title: Chief Executive Officer

SCHEDULE 13D

Page 9 of 9 Pages

EXHIBIT 5

SCHEDULE OF TRANSACTIONS

Reporting Person	Transaction Date	Securities Bought (B) or Sold (S)	Number of Shares	Price
Choi	4/3/2013	S	29,742	$5.03
Choi	4/5/2013	S	70,258	$4.73
Choi	4/8/2013	S	80,000	$4.76
Choi	4/9/2013	S	70,000	$4.77
Choi	4/10/2013	S	110,000	$4.85
Choi	4/11/2013	S	110,000	$4.87
Choi	4/12/2013	S	80,000	$4.71
Choi	5/8/2013	S	69,500	$5.00
Choi	5/9/2013	S	50,500	$4.83
Choi	5/10/2013	S	40,000	$4.74
Choi	5/14/2013	S	85,000	$4.7030
Spouse	5/7/2013	S	50,000	$4.94